September 1, 2023

BY EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Beverly Singleton

Claire Erlanger

Jennifer Angelini

Geoffrey Kruczek

Re:	Comment Letter dated July 20, 2023

JBS B.V.

Registration Statement on Form F-4

Filed July 12, 2023

File No. 333-273211

Ladies and Gentlemen:

JBS B.V. (the “Company”) is submitting this letter in response to the comment letter dated July 20, 2023 (the “Comment Letter”) issued by the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Registration Statement on Form F-4, filed with the Commission on July 12, 2023 (the “Registration Statement”).

Concurrently with the submission of this response letter, the Company is publicly filing, through the Commission’s Electronic Data Gathering, Analysis and Retrieval system (“EDGAR”), Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Amendment No. 1 includes revised disclosure in response to the Staff’s comments, as noted herein, and other changes to reflect Company updates and developments and modifications the structure of the transaction. In addition, Amendment No. 1 includes the Company’s unaudited condensed consolidated interim financial information as of June 30, 2023 and for the three- and six-month periods ended June 30, 2023 and 2022, and the related notes thereto.

To facilitate the Staff’s review, the text set forth below in bold-faced type, immediately following each paragraph number, is a reproduction of the comments included in the Comment Letter. Except as otherwise indicated, all references to page numbers and captions (other than those in the Staff’s comments) correspond to the page numbers and captions in Amendment No. 1. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in Amendment No. 1.

Registration Statement on Form F-4

General

1.

We note that Article 38 of the Articles of Association filed as Exhibit 3.2 identifies the federal district courts of the United States as the exclusive forum for actions arising under the Securities Act. Please include disclosure regarding this forum selection provision, including whether it applies to actions arising under the Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Exchange Act.

The Company respectfully acknowledges the Staff’s comment and revised the disclosure on page 37 of Amendment No. 1 in response. Furthermore, the Company has included a revised Exhibit 3.2 (Post-listing Articles of Association) with Amendment No. 1 in response.

Exhibits

2.

Please request counsel to revise the legal opinion filed as Exhibit 5.1 to clearly opine as to all the shares being registered. In this regard, we note that your Form F-4 registers 345,681,599 Class B shares, while the opinion refers to 450,000 existing Class B shares and an unspecified number of new Class B shares to be issued by you and subscribed for by LuxCo. Please also request counsel to remove the inappropriate limitations in paragraphs 4.4 and 4.5.

The Company respectfully acknowledges the Staff’s comment and has included a revised Exhibit 5.1 with Amendment No. 1 in response.

3.

Please request counsel to revise paragraphs b and c of the opinion filed as Exhibit 5.2 to clearly state that the BDSs, when sold, will be legally issued and will entitle their holders to the rights specified in the deposit agreement and the BDR. Refer to Section II.B.1.d of Staff Legal Bulletin 19 for guidance.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that counsel has revised its opinion in response to the Staff’s comment. Please note that unlike American Depositary Receipts (“ADRs”), which are negotiable certificates that evidence an ownership interest in American Depositary Shares (“ADSs”), which, in turn, represent an interest in the shares of a non-U.S. company that have been deposited with a U.S. bank, Brazilian Depositary Receipts (“BDRs”) are negotiable certificates that directly evidence an ownership interest in the shares of a non-Brazilian company. In Brazil, there is no equivalent of ADSs, and, therefore, counsel is not able to revise the opinion filed as Exhibit 5.2 to refer to BDSs. Instead, counsel has revised paragraph b of its opinion to state that “such BDRs to be issued by the Depositary when sold, will be duly authorized, fully paid, non-assessable and validly issued under the existing laws of Brazil and will entitle their holders to the rights specified in the Deposit Agreement.” Accordingly, the Company has included a revised Exhibit 5.2 with Amendment No. 1.

* * *

We appreciate in advance your time and attention to our responses. Should you have any additional questions or concerns, please contact John R. Vetterli of White & Case LLP at (212) 819-8816 or at jvetterli@whitecase.com Karen Katri of White & Case LLP at (305) 925-4788 or at karen.katri@whitecase.com.

Very truly yours,

/s/ Gilberto Tomazoni
Gilberto Tomazoni
Chief Executive Officer
JBS B.V.

cc:	Guilherme Cavalcanti, Chief Financial Officer

JBS B.V.

Donald E. Baker, Esq.

John R. Vetterli, Esq.

Karen Katri, Esq.

White & Case LLP

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